UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934*

Monogram Residential Trust, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

60979P 105
(CUSIP Number)

Yehuda Hecht
Madison International Realty
410 Park Avenue, 10th Floor
New York, New York 10022
(212) 688-8777

With a copy to:

John E. Sorkin
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60979P 105	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON MIRELF V REIT Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 8,888,082
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 8,888,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,888,082
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON MIRELF V REIT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 8,888,082
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 8,888,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,888,082
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Madison International Real Estate Liquidity Fund V, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 8,888,082
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 8,888,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,888,082
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 60979P 105	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Madison International Holdings V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 8,888,082
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 8,888,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,888,082
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Madison International Realty V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 8,888,082
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 8,888,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,888,082
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 60979P 105	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Ronald M. Dickerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 8,888,082
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 8,888,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,888,082
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

ITEM 1.                      SECURITY AND ISSUER

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Monogram Residential Trust, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 5800 Granite Parkway, Suite 1000, Plano, Texas 75024.

ITEM 2.                                IDENTITY AND BACKGROUND

(a)	This Statement is being filed jointly by

●	MIRELF V REIT Investments LLC (“MIRELF V REIT Investments”)
●	MIRELF V REIT (“MIRELF V REIT”)
●	Madison International Real Estate Liquidity Fund V, LP (“MIRELF V”)
●	Madison International Holdings V, LLC (“Holdings”)
●	Madison International Realty V, LLC (“Realty”)
●	Ronald M. Dickerman (“Mr. Dickerman” and, together with MIRELF V REIT Investments, MIRELF V REIT, MIRELF V, Holdings and Realty, the “Reporting Persons”).

Mr. Dickerman, as the managing member of the General Partner of MIRELF V, the trustee of MIRELF V REIT, is the Chief Executive Officer and President of MIRELF V REIT solely for the purpose of executing and attesting any amendment to the Certificate of Trust of MIRELF V REIT or any other document required by law to be executed and/or attested by one or more officers of MIRELF V REIT.

Except as set forth above, none of the Reporting Persons which is an entity has any directors or executive officers.

(b)	The address of the principal business office of each of the Reporting Persons is 410 Park Avenue, 10th Floor, New York, New York 10022.

(c)	MIRELF V REIT Investments

MIRELF V REIT Investments, a Delaware limited liability company, was formed for the primary purpose of acting as an acquisition vehicle for MIRELF V to facilitate acquiring and holding securities of publicly traded U.S. companies.

MIRELF V REIT

MIRELF V REIT, a Maryland Statutory Trust, was formed for the primary purpose of acting as an acquisition vehicle for MIRELF V and engaging in business as a real estate investment trust within the meaning of Section 856 of the Internal Revenue Code of 1986, as amended.  MIRELF V REIT is the sole member of MIRELF V REIT Investments.

MIRELF V

MIRELF V, a Delaware limited partnership, was formed to invest in core real estate and potential additional transactions through secondary market purchases of partial illiquid ownership and/or thinly-traded ownership interests in entities owning Class A commercial properties and portfolios.  MIRELF V is the trustee of MIRELF V REIT.

Holdings

Holdings, a Delaware limited liability company, was formed for the primary purpose of acting as the sole general partner of MIRELF V.

Realty

Realty, a Delaware limited liability company, was formed for the primary purpose of acting as the asset manager of MIRELF V.

Mr. Dickerman

Mr. Dickerman, a United States citizen, is the managing member of Holdings and Realty.  Mr. Dickerman also controls other entities that collectively operate under the trade name “Madison International Realty”.

(d)	and (e)

During the last five years, none of the Reporting Persons, has been (1) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)      See Item 2(c) above.

ITEM 3.                                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 8,888,082 shares of Common Stock (the “Purchased Shares”) acquired by MIRELF V REIT Investments was $80,924,953.79, not including brokerage commissions or service charges.  MIRELF V provided funds to MIRELF V REIT, which provided such funds to MIRELF V REIT Investments, from borrowings under MIRELF V’s subscription based revolving credit agreement with Sumitomo Mitsui Banking Corporation, which MIRELF V intends to repay with funds from an investor capital call.

ITEM 4.                                PURPOSE OF TRANSACTION

The securities covered by this Schedule 13D were acquired for investment purposes.

The Reporting Persons intend to review continuously their position in the Issuer.  Depending on future evaluations of the business prospects of the Issuer and upon other developments, including the general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal restrictions on their ability to do so.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in any, of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

ITEM 5.                                INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The aggregate percentage of Common Stock reported as owned by each Reporting Person is based upon the 168,861,934 shares of Common Stock disclosed by the Issuer as outstanding as of December 16, 2014 in the Issuer’s Amendment to the Form 8-A filed with the Securities and Exchange Commission on December 16, 2014.

By virtue of the relationships reported under Item 2 of this Statement, MIRELF V REIT, MIRELF V, Holdings, Realty and Mr. Dickerman may be deemed to have shared voting and dispositive power with respect to the Purchased Shares acquired by MIRELF V REIT Investments which, based on calculations made in accordance with Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, constitute approximately 5.3% of the outstanding Common Stock.

Holdings, Realty and Mr. Dickerman disclaim beneficial ownership of the shares of Common Stock beneficially owned by MIRELF V REIT Investments, MIRELF V REIT and MIRELF V to the extent that equity interests in such entities are held directly or indirectly by persons other than Holdings, Realty or Mr. Dickerman.

(c)	Except as set forth on Schedule I hereto, none of the Reporting Persons or any other person or entity referred to in Item 2 has effected any transactions in the Common Stock during the past 60 days.

(d)
By virtue of the relationships described in Item 2 of this Statement, each of the Reporting Persons may be deemed to have the power to direct the receipt of dividends declared on the Purchased Shares and the proceeds from the sale of such Purchased Shares.

(e)	Not applicable.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between any Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:	Joint Filing Agreement, dated December 22, 2014

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 2014

MIRELF V REIT Investments LLC		MIRELF V REIT

By:	MIRELF V REIT,	By:	Madison International Real Estate Liquidity Fund V, LP,
	its Managing Member		its Trustee

By:	Madison International Real Estate Liquidity Fund V, LP,	By:	Madison International Holdings V, LLC,
	its Trustee		its General Partner

By:	Madison International Holdings V, LLC,	By:	/s/ Ronald M. Dickerman
	its General Partner		Ronald M. Dickerman, Managing Member

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman, Managing Member

Madison International Real Estate Liquidity Fund V, LP		Madison International Holdings V, LLC

By:	Madison International Holdings V, LLC,	By:	/s/ Ronald M. Dickerman
	its General Partner		Ronald M. Dickerman, Managing Member

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman, Managing Member

Madison International Realty V, LLC		Ronald M. Dickerman

By:	/s/ Ronald M. Dickerman		/s/ Ronald M. Dickerman
Ronald M. Dickerman, Managing Member

SCHEDULE I

Shares of Common Stock acquired or sold by MIRELF V REIT Investments during the past 60 days.  The transactions described below were effected in the open market through brokers.

Trade Date	Shares Purchased	Price Per Share (1)	Total Price (1)
11/21/2014	388,856	$9.2008	$3,577,786.28
11/24/2014	968,315	$9.4050	$9,107,002.58
11/25/2014	559,505	$9.4136	$5,266,956.27
11/26/2014	167,703	$9.4991	$1,593,027.57
11/28/2014	49,804	$9.4997	$473,123.06
12/1/2014	444,100	$9.4872	$4,213,265.52
12/2/2014	1,250,000	$9.1817	$11,477,125.00
12/3/2014	754,452	$9.0994	$6,865,060.53
12/4/2014	1,150,000	$9.0603	$10,419,345.00
12/5/2014	500,912	$8.8953	$4,455,762.51
12/8/2014	520,904	$8.8811	$4,626,200.51
12/9/2014	500,000	$8.7814	$4,390,700.00
12/10/2014	556,984	$8.7681	$4,883,691.41
12/11/2014	370,814	$8.8273	$3,273,286.42
12/12/2014	312,489	$8.8820	$2,775,527.30
12/15/2014	264,100	$8.9531	$2,364,513.71
12/16/2014	129,144	$9.0022	$1,162,580.12

(1)   Not including any brokerage commissions or service charges